Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Ceridian HCM Holding Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated February 28, 2019 with respect to the consolidated balance sheets of Ceridian HCM Holding Inc. and its subsidiaries as of December 31, 2018 and 2017 and related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018 which appear in the Prospectus included in Registration Statement No. 333-230329 on Form S-1 (as amended).

/s/ KPMG LLP

Minneapolis, Minnesota

March 19, 2019